NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

                                                                                                                                                                                                                                                        AMEX : REX
                                                                                                                                  TSX : VIR
                                                                                    For Immediate Release
ViRexx Medical Corp.

VIREXX ANNOUNCES $1,000,000 FINANCING AND STANDBY PURCHASER FOR RIGHTS OFFERING TO SHAREHOLDERS

EDMONTON, ALBERTA – (MARKETWIRE)—June 5, 2008 – ViRexx Medical Corp. (“ViRexx” or the “Corporation”) today announced that it has entered into a Standby Purchase Agreement (“Agreement”) dated May 22, 2008, effective June 4, 2008, with LM Funds Corp. (“Standby Purchaser”), with respect to the rights offering to shareholders announced on March 31, 2008.

Under the terms of the agreement the Standby Purchaser has agreed to exercise rights and/or otherwise purchase a sufficient number of ViRexx common shares under the additional subscription privilege to ensure minimum gross proceeds from the rights offering of $3,000,000 CA (“Commitment Amount”).  In the event the entire Commitment Amount is not required to achieve $3,000,000 CA, the difference between the $3,000,000 CA and the amount actually expended by the Standby Purchaser pursuant to the Rights Offering shall be used to purchase units through a private placement.  Each unit in the private placement shall consist of one common share of ViRexx and one-half of a warrant.  Each full warrant will entitle the holder, on exercise, to purchase one additional common share at a price equal to CA$0.15 for 12 months from the date of issue.  These warrants will not be listed and are non-transferable.  The price per unit will be the greater of CA$0.10 or market price less a 25% discount.

In addition, the Standby Purchaser also agreed to provide a CA$1,000,000 convertible loan to ViRexx secured by a convertible debenture (“Debenture”) granted pursuant to a General Security Agreement covering as security all ViRexx’s present and after acquired property subject to some possible third party interests in the patents.  The TSX approved the debt financing and it authorized release of the funds on June 4, 2008.  The term of the Debenture is for two years and interest accrues at 6% per annum.  The interest can be repaid in cash or converted into common shares of the Corporation at CA$0.10 per share.  The conversion price per share for the principal amount of the Debenture is CA$0.10.  Each share issued upon conversion is accompanied by a one-half warrant.  Each full warrant will entitle the holder, on exercise to purchase one additional common share at a price equal to CA$0.15 for 12 months from the date of issue of the warrant.

The rights offering and the issuance of securities under the Standby Purchase Agreements are subject to regulatory approval, including that of the Toronto Stock Exchange, the American Stock Exchange, and various Securities Commissions.

This press release is not an offer of securities for sale in the United States.   Such securities may not be offered or sold in the United States absent registration under the U.S. Securities Act or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer that will contain detailed information about the Corporation and management, as well as financial statements.

For further information with respect to the rights offering, please contact the Corporation at investor@virexx.com.   Additional information with respect to the Corporation, including a copy of the preliminary prospectus for the rights offering, can be found on the Corporation’s website at www.virex.com.

Safe Harbor Statement
Certain statements and information included in this release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the United States Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Corporation’s future outlook and anticipated events, the Corporation’s business, its operations, its financial condition or its results. Particularly, statements about the Corporation’s objectives and strategies to achieve those objectives, are forward-looking statements. While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. These forward-looking statements include unknown risks and uncertainties, including the results of the rights offering by the Corporation, the terms of possible amendments to covenants with the Corporation’s lenders, disruption of normal management and business operations as a result of these activities, reliance on key personnel who may separate from the Corporation due to general attrition or due to uncertainties created by these activities, whether a new chief executive officer will be identified and appointed, and such other matters as are contained in the Corporation's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. Therefore, future events and results may vary significantly from what management currently foresees. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While the Corporation may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

About ViRexx Medical Corp.
ViRexx is a Canadian-based development-stage biotech Corporation focused on developing innovative targeted therapeutic products that offer better quality of life and a renewed hope for living.  Our platform technologies include product candidates for the treatment of Hepatitis B, Hepatitis C, avian influenza viral infections, biodefence and nanoparticle applications and select solid tumors and late-stage ovarian cancer. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

For more information, please contact:

Darrell Elliott Chairman and Chief Executive Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 investor@virexx.com	Brent Johnston Chief Financial Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 investor@virexx.com